July 31, 2024

Jeff Ransdell
Chief Executive Officer
Maquia Capital Acquisition Corp
50 Biscayne Boulevard, Suite 2406
Miami, Florida

        Re: Maquia Capital Acquisition Corp
            Preliminary Proxy Statement on Schedule 14A
            Filed July 19, 2024
            File No. 001-40380
Dear Jeff Ransdell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Gregory Trask